ARYA Sciences Acquisition Corp II

51 Astor Place, 10th Floor

New York, NY 10003

October 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rolf Sundwall, Lynn Dicker, Jeffrey Gabor and Christopher Edwards

Re:	ARYA Sciences Acquisition Corp II

Registration Statement on Form S-4 (the “Registration Statement”)

File No. 333-242135

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARYA Sciences Acquisition Corp II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 7, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Adam Stone
Adam Stone
Chief Executive Officer